January 20, 2023

Via EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance, Office of Energy and Transportation,
100 F. Street, N.E.,
Washington, D.C. 20549,
United States.

Re:	Toro Corp.
Amendment No. 2 to Registration Statement on Form 20-F
Filed on December 30, 2022
File No. 001-41561
CIK No. 0001941131

Ladies and Gentlemen:

On behalf of our client, Castor Maritime Inc. (“Castor”), parent corporation to its wholly owned subsidiary, Toro Corp. (previously “Tankco Shipping Inc.” and referred to herein as “Toro” or the “Company”), we wish to inform you that Toro has filed a second amendment to the above-referenced Registration Statement on Form 20-F (the “Revised Registration Statement”).  The Revised Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 13, 2022 (the “Comment Letter”), as well as certain updated, revised and supplemental information.

The headings and numbered items of this letter correspond to those in the Comment Letter.  For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response.  The page numbers in the Company’s responses refer to the page numbers in the Revised Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Revised Registration Statement.

The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of Toro, and we are providing them to you on its behalf.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-2-

Explanatory Note, page v

1.
You disclose that the Series A Preferred Shares retained by RemainCo will be issued as part of the consideration for the contribution of the Toro Subsidiaries to Toro, and for certain balance sheet adjustments. Please disclose reasons the number of Series A Preferred Shares to be retained increased from 60,000 to 140,000, and also became convertible securities in this last amendment, and disclose if such change in the terms of the transactions was approved by the independent disinterested directors of Castor, based on the recommendation of the Special Committee.

Response:  The Company has updated the discussion on page v in response to the Staff’s comment.

Item 3. Key Information
B. Capitalization and Indebtedness, page 1

2.
We note footnote (3) discloses that Series A Preferred Shares are presented at fair value based on an independent third party valuation. Please disclose a description of the valuation technique(s) and the inputs used in the fair value measurement. We refer you to ASC 820-10-55-103.

Response:  The Company has updated the discussion on page 2 in response to the Staff’s comment and provided the valuation techniques and the significant unobservable inputs used in the fair value measurement. Below we set out a more detailed description for the Staff’s consideration.

Series A Preferred Shares are presented at fair value as determined by management in consideration of a number of data points, including a valuation performed by an independent third-party. ASC 820, “Fair Value Measurements and Disclosures” was applied in such determination, which defines and provides guidance as to the measurement of fair value. The valuation methodology applied comprised the trifurcation of the value of the Series A Preferred Shares in three components namely, the “straight” preferred stock component, the embedded option component and the control premium component. The mean of the sum of the three components was used to estimate the value for the Series A Preferred Shares at $75.2 million. The value will fluctuate once the conversion price is determined as it will be equal to 150% of the volume weighted average price of the first five consecutive trading days of the Company’s shares of common stock on the Nasdaq Capital Market.

The Discounted Cash Flow model (“DCF”) was applied in order to estimate the “straight” preferred stock component of Series A Preferred Shares at a discount rate of 13.33% based on the sum of two inputs namely the yield of listed preferred shares of comparable companies (8.03% to 16.62%, arithmetic simple average 9.83%) and an illiquidity premium (3.0% to 4.0%, arithmetic simple average 3.5%). Based on the DCF, the value of the straight preferred stock component was estimated at 39.8% of the stated amount. The value of the embedded option component reflecting the estimated value of the convertibility feature of the Series A Preferred Shares was then calculated. To estimate the value of the convertibility feature of the Series A Preferred Shares the estimated value of the call option to buy shares of common stock  for a period of four years at the option of the holders starting on the third anniversary of the issue date was calculated based on a range of strike prices of 60-100% of estimated Net Asset Value per share. The actual strike price will be the conversion price and be determined immediately following the spin-off transaction. The value of the embedded option was estimated utilizing the Black Scholes option pricing formula with a volatility 73.9% being the one-year volatility observed for shares of common stock of Castor Maritime Inc. (six-month and four-year volatilities being 60.3% and 117.2% respectively) and a risk-free rate of 3.61%. Given that the holders of Series A Preferred Shares will have the option to convert these shares three years after their issue date, this future value of the call options as discounted to their respective present values at the rate of 13.33% resulted to a value of $20.3 million. Following that, this estimated present value of the embedded call options was deducted from the stated amount of $140.0 million Series A Preferred Shares to derive the remaining stated amount of $119.7 million to which the 39.8% factor as calculated above was applied, to calculate the estimated value of $47.6 million for the straight preferred component. The final step was to calculate the value of the control premium component as the conversion of the Series A Preferred Shares may result in holders of Series A preferred Shares holding a controlling ownership stake in Toro. The control premium used was 7.5% derived from the low end of a range (5.3% to 22.8%) for precedent transactions where a majority control was obtained to account for the fact that Pelagos, the affiliated holder of the Series B Preferred Shares, already has voting control thereby mitigating the value of the economic control premium ascribed to the Series A Preferred Shares. The control premium of 7.5% was applied to an estimated equity market capitalization for Toro post conversion whose value was then discounted at 13.33% since the Series A Preferred Shares holders may possibly obtain such control three years from the issue date. The value of the control premium component was estimated $7.3 million.

* * * * *

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-3-

If you have additional questions or require any additional information with respect to the registration statement or this letter, please do not hesitate to contact me at +44 20 7959 8470 or andronikosn@sullcrom.com.

Very truly yours,

/s/ Nikolaos G. Andronikos
Nikolaos G. Andronikos

CC:	Cheryl Brown
Kevin Dougherty
Brian McAllister
Raj Rajan
(Securities and Exchange Commission)

Theodore Konstantatos
Petros Panagiotidis
Ioannis Lazaridis
(Toro Corp.)